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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending March 31, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on March 3, 2003, reporting a breakdown of the production hoist at the Doyon mine;

2.
Press release issued by Cambior Inc. on March 6, 2003, announcing drilling results at the Doyon mine;

3.
Press release issued by Cambior Inc. on March 10, 2003 updating the production hoist situation at the Doyon mine;

4.
Press release issued by Cambior Inc. on March 18, 2003, announcing the shaft deepening at the Sleeping Giant mine;

5.
Press release issued by Cambior Inc. on March 19, 2003, updating the Doyon mine production; and

6.
Press release issued by Cambior Inc. on March 25, 2003, announcing that Cambior bought back gold ounces from its gold hedging program.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, March 3, 2003

Cambior reports that a breakdown of the production hoist occurred during the weekend at the Doyon mine located in northwestern Québec. The hoist is now being dismantled in order to evaluate potential damage to the bearings and the central shaft as well as the temporary impact on gold production from the mine. Repairs to the production hoist could last between 2 to 6 weeks depending on the results of such evaluation.

It is anticipated that the Doyon mill will continue its activities at full capacity by processing 1,600 tonnes per day from the Mouska and Doyon underground mines and 2,000 tonnes per day from the low-grade ore surface stockpile (1 g Au/t) located near the Doyon mill. Cambior will use the service hoist to raise ore to the surface and supplement this by truck haulage to the surface using the Doyon mine's ramp system.

The Doyon mine will re-evaluate its manpower needs as a result of this incident. A temporary layoff of manpower may be required during the repair period. The Company's insurers have been advised of this incident. Further details will be publicly disclosed once the full extent of the damage to the production hoist is known.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the potential damage to the hoist, the necessary period of time for repairs and the upkeeping of milling activities at full capacity. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. In particular, damages could be more significant, repair time could take longer and milling could be performed at a reduced capacity, than anticipated. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risk factors referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the TSX and the AMEX.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-09

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, March 6, 2003

DRILLING AT THE DOYON MINE CONTINUES TO RETURN FAVORABLE RESULTS

Cambior Inc. is pleased to announce the results to-date of the 2003 exploration drilling program at the Doyon mine, located within the prolific Cadillac mining camp in northwestern Québec. Exploration is currently underway in the East Sector of the Doyon mine, where two drills are at work on the mineralized extensions of the gold-bearing "J" structures, which were identified in October 2002 and are located approximately 125 meters east of mine infrastructure.

Since the beginning of the year, 5,370 meters of exploration drilling has been completed, totaling 19 drill holes, located mainly between levels 12 and 14. The majority of the drill holes intersected the extensions of Zones J20, J40 and J125, which constitute the main gold-bearing structures of the mineralized corridor. Striking East-West, Zones J20 and J40 are characterized by quartz veins rich in pyrite, chalcopyrite and frequently native gold. Zones J115 and J125 strike East-South-East and are characterized by quartz veins rich in sulphides (pyrite and chalcopyrite) with traces of native gold. Although several intersections are currently being processed, drilling in 2003 has allowed the addition of significant intersections on Zones J20, J40, J115 and J125, including:

  •
  17.0 g Au/t over 3.1 meters and 8.6 g Au/t over 7.5 meters in Zone J20;

  •
  52.2 g Au/t over 3.4 meters in Zone J40;

  •
  12.2 g Au/t over 2.5 meters in Zone J115; and

  •
  9.8 g Au/t over 2.5 meters and 8.1 g Au/t over 3.3 meters in Zone J125.

The detailed drilling results, as well as the Doyon mine longitudinal section are attached to this press release.

Drilling is also currently underway between levels 8 and 11 to test the extensions of an intersection of 7.7 g Au/t over 9.4 meters that shows a mineralized context comparable with the "J" Zones. Drilling completed to date in this area has however returned only marginal values.

From now until the end of April 2003, Cambior expects to complete more than 8,000 meters of diamond drilling between the levels 8 and 14. This work, totaling an investment of Cdn $525,000, will make it possible to evaluate the gold-bearing potential of the principal mineralized zones in the area of the "J" Zones. During 2003, the Company expects to drill more than 13,000 meters of exploration drilling on the extensions of previously discovered zones as well as on the southern portion of the property, which displays a geological context favorable for volcanogenic deposits.

Louis P. Gignac, President and Chief Executive Officer, stated: "We are very pleased that the exploration drilling to-date at the Doyon mine continue to return interesting results in the "J" Zones. If the results from this zone continue to be promising, the Company would be in a position to identify mineral reserves and resources in the second half of the year and accelerate access to this high-grade zone in 2004".

The Doyon mine, in operation since 1980, has an excellent history of mineral reserve renewal. The mine life, at current mining rates, is approximately eight years. Since commercial production began, the mine has produced a total of more than 4.5 million ounces of gold.

Quality control

Exploration drilling was carried out by the personnel of the mine, under the supervision of Mr. Daniel Doucet, P. Eng., head of the geology department of the Doyon mine. Mr. Doucet is a qualified person (as defined by National Instrument 43-101) employed by Cambior for 5 years and with more than 17 years of experience in the mining industry.

Results were subjected to a quality control program. This program includes rigorous control and a program of duplicate assays and core samples from the mineralized zones by an independent laboratory. To date, all the results of the samples assayed by the mine-site laboratory were corroborated by re-assaying by Chimitec Laboratory of Val d'Or. Both laboratories use the fire assay technique followed by the atomic absorption method and gravimetric analysis, as per industry standards.

The map describing the mineralized zones mentioned in the text is attached to this press release. If you did not receive it, you can download it with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the identification of mineral reserves and resources, the continuing drilling program and the development plan. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, those set forth in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-10

TABLE OF RESULTS FROM THE 2003 DRILLING PROGRAM
"J" ZONES

#	Hole #	Location	Target	Zone	From	To	Grade g Au/t	True Thickness meter
1	R11800-02** EST-6	14-0	J	J80 J40	100.0 119.5	106.5 125.5	4.2 23.2	4.3 4.0
2	R11938-03	14-0	J	J80 J J40 J	91.5 102.0 126.0 136.5	94.5 106.5 130.5 139.5	2.7 1.1 3.0 1.6	2.4 3.6 3.7 2.4
3	R11940-03	14-0	J	J J115 J125 J80 J105 J20	35.0 43.0 58.0 76.0 103.5 123.5	38.0 47.0 62.0 81.0 106.5 131.5	3.3 12.2 9.8 4.7 5.2 8.6	1.9 2.5 2.5 4.6 1.9 7.5
4	R11941-03	14-0	J	J J20 J	123.6 142.6 167.1	125.1 146.6 171.6	4.7 17.0 3.0	1.5 3.1 2.9
5	R11960-03	14-0	J	J80 J40	84.0 114.5	87.0 119.5	to come 52.2	3.4
6	R11970-03	14-0	J	J20	142.0	145.0	1.6	2.5
7	R11986-03	14-0	J	J40 J20	98.0 152.0	101.0 155.0	to come to come
8	R11991-03	14-0	J	J125	32.5	36.5	8.1	3.3
9	R11992-03	14-0	J	J125	40.5	43.5	to come
10	R12005-03	14-0	J	J125	30.5	33.5	to come
11	R12037-03	14-0	J	J125	52.0	55.0	to come
12	R12038-03	14-0	J	J125	90.0	93.0	to come
13	R12039-03	14-0	J	J J125	28.5 83.5	31.5 86.5	to come to come
14	R12060-03	14-0	J				being drilled

The cut off grade in the "J" Zone is 105 g Au/t over 1.0 meter

Doyon Mine
Exploration Program

West Pit
Main Pit
-200 m
-400 m
-600 m
-800 m
-1000 m
Level 4
Level 6
Level 8
Level 10
Level 12
Level 14
Level 16
ZONE 1
Hole R11960-03 - 52.2 g/t over 3.4 m in J40
Hole R11940-03 - 8.6 g/t over 7.5 m in J20
- 9.8 g/t over 2.5 m in J125
- 12.2 g/t over 2.5 m in J115
Hole R11991-03 - 8.1 g/t over 3.3 m in J125
Hole R11941-03 - 17.0 g/t over 3.1 m in J20
0
250
metres
Mineral Reserves and Resources
Existing Developments
Planned Developments
Shaft Depth: 1,019 m
Zone J
Open at Depth

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, March 10, 2003

Cambior reports an update on the breakdown of the production hoist that occurred on February 28, 2003, at the Doyon mine located in northwestern Quebec. Engineers and consultants have examined the production hoist and determined that both the bearings and the central shaft have been damaged. The central shaft will have to be replaced. Repairs to the production hoist are expected to last 7 to 10 weeks.

As a result of the breakdown, the Doyon mine will temporarily layoff 125 employees, including both staff and unionized workers. The Company appreciates the full cooperation of the United Steel Workers of America in returning the mine to normal operations as soon as possible.

The Company is working with the insurers to determine the recoverability of costs and lost income related to this incident.

The Doyon mill will continue its activities at full capacity by processing 1,800 tonnes per day from the Mouska and Doyon underground mines and 1,800 tonnes per day from the low-grade ore surface stockpile (1 g Au/t) located near the Doyon mill. Cambior will use the service hoist to raise ore to the surface and supplement this by truck haulage to the surface using the Doyon mine's ramp system.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding evaluation of damage to the hoist, hoist shutdown timetables and milling rates. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-11

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

March 18, 2003

SHAFT DEEPENING PROCEEDS AT THE SLEEPING GIANT MINE

Cambior Inc. and Aurizon Mines Ltd., co-owners of the Sleeping Giant mine located near Amos in northwestern Québec, are pleased to announce the deepening of the current mine shaft by 200 meters to reach a depth of 1,060 meters. The total investment will be in the order of Cdn $7 million and will be incurred between the first quarter of 2003 and the third quarter of 2004. The investment also includes lateral and vertical development, the establishment of diamond drilling bases to verify the potential extensions of currently known mineralized zones or other mineralized zones below level 785, as well as the purchase of equipment. Shaft deepening and development work will not disturb the scheduled production rate of the Sleeping Giant mine.

The decision to proceed was made given the results of a significant deep drilling program that began in 2001 and allowed the discovery of new mineralized zones, Zones 6, 7, 8 and 18; Zone 8 is the most significant. In addition, this drilling program allowed the identification of significant mineral resources between levels 785 and 975.

Mineral reserves and resources

The shaft deepening will permit the access at depth to 77,000 tonnes of probable mineral reserves at a grade of 12.2 g Au/t and 192,000 tonnes of inferred mineral resources at a grade of 10.3 g Au/t. The table below indicates mineral reserves and resources as of February 1, 2003.

MINERAL RESERVES AND RESOURCES
CALCULATED AT A GOLD PRICE OF $325 PER OUNCE

	Tonnes	Grade (g Au/t)	Ounces contained
SLEEPING GIANT MINE (100%)
Above level 785
- Proven reserves	195,000	12.1	75,900
- Probable reserves	125,000	13.2	53,000
- Inferred resources	185,000	11.5	68,300
Below level 785
- Probable reserves	77,000	12.2	30,300
- Inferred resources	192,000	10.3	63,800
TOTAL
- Proven and probable reserves	397,000	12.5	159,200
- Inferred resources	377,000	10.9	132,100

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "The deep drilling program has been fruitful with the identification of enough mineral reserves and resources at depth to justify the shaft deepening to access Zones 8 and 30 from three additional levels. The shaft deepening will allow the extension of the mine life by two years, maintain the employment of over 200 people in the region and allow the continuation of the exploration program at depth".

David P. Hall, President of Aurizon Mines Ltd., stated: "We are pleased with the discovery of additional ounces and extension of mine life at Sleeping Giant. The increased mine life provides an opportunity to find more ounces within reach of the infrastructure".

Qualified persons

The mineral reserve and resource estimates were calculated by the technical personnel of the Sleeping Giant mine under the supervision of François Blanchet, P. Eng., Chief Geologist and Daniel Vallières, P. Eng., Chief Engineer of the Sleeping Giant mine. Mr. Blanchet and Mr. Vallières are "qualified persons"1 employed by Cambior.

1
A 'qualified person', as defined by National Instrument 43-101, is an individual who is an engineer or geoscientist having at least five years experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has the experience relevant to the subject matter of the mineral project and the technical report and is member in good standing of a professional association.

Results are subjected to a quality control program. This program includes rigorous on-site control and a program of duplicate assays and control samples, including check assays on 5% of the drill-core samples from the mineralized zones by an independent laboratory, in this case Laboratoire Bourlamaque Ltée of Val d'Or. To date, all the results of the samples re-assayed by Laboratoire Bourlamaque corroborated the mine's analyses. This laboratory, as well as that of the Sleeping Giant mine, uses the fire assay technique followed by the atomic absorption method, as per industry standards.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F, and in Aurizon's Annual Report on Form 20-F. A copy of Cambior's 2001 Form 40-F and Aurizon's 2001 Form 20-F are available to shareholders, free of charge, upon written request addressed to the Investor Relations department of each company.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

Aurizon Mines Ltd. is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

This press release contains certain "forward-looking statements", including, but not limited to, the statements relating to the shaft deepening work, the time required to complete the shaft deepening, the production targets and timeline, the capital expenditures and the mineral reserve and resource estimates of the Company. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager — Investor Relations Tel.: (450) 677-2699 Fax: (450) 677-3382 E-mail: info@cambior.com Website: www.cambior.com	AURIZON MINES LTD. Patrick Soares Manager — Investor Relations Tel: (604) 687-6600 Toll-free: 1-888-411-GOLD Fax: (604) 687-3932 E-mail: info@aurizon.com Website: www.aurizon.com
PR-2003-12

Shaft deepening - Sleeping Giant Mine

INFRASTRUCTURE AND DEVELOPMENT

Zone 30
Shaft
Zone 8
Level 785
Level 855
860 m
Level 915
Level 975
1 060 m
N
W
E
S

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, March 19, 2003
 All amounts are expressed in US dollars

IMPACT ON DOYON DIVISION PRODUCTION WILL BE MINIMAL

Cambior reports an update on the breakdown of the production hoist that occurred on February 28, 2003, at the Doyon mine located in northwestern Quebec. Following the revision of the mining plan at the Doyon and Mouska mines and the implementation of additional transportation capacity, it is expected that production from the Doyon Division will be affected by a loss of only 4,000 ounces of gold during the 8-week repair period, which should be completed by the last week of April.

The impact on the Company's operating cash flow will be in the order of $1.4 million for the repair period and the impact on the net cash flow will be a reduction of $0.9 million.

The Company is benefiting from the dedicated support of its staff, unionized employees and suppliers in its efforts to minimize the impact of the hoist breakdown. The Company is confident that it will be able to meet its original 2003 gold production target of 522,000 ounces despite this shortfall.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding evaluation of damage to the hoist, hoist shutdown timetables and milling rates. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-13

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, March 25, 2003
 All amounts are expressed in US dollars

CAMBIOR BUYS BACK GOLD OUNCES FROM ITS GOLD HEDGING PROGRAM

Cambior Inc. announces that over the last month its repurchased 189,000 ounces of gold from its gold hedging program at an average price of $342 per ounce, compared to the average market price of gold since the beginning of 2003, which was $354 per ounce. Of this repurchase, 134,000 ounces will be used to close gold hedging contracts in 2003, resulting in a disbursement of $1.7 million. The other repurchased positions will be applied against hedging positions subsequent to 2003. Taking into account the delivery of gold production since the beginning of 2003 and gold production expected to be delivered before the end of March, Cambior will have reduced its hedging commitments by 24% or 307,000 ounces of gold compared to its position at December 31, 2002. This repurchase accelerates the Company's previously stated objective of reducing its commitments to 800,000 ounces by the end of the year 2003. As a result of the above-described repurchase, approximately 42% of the remaining production for 2003 is unhedged. Cambior remains attentive to market opportunities to further reduce its hedging positions.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the use of hedging and non-hedge derivative instruments, and our objective to reduce our hedging commitments. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate (e.g. there can be no guarantee that our objective of reducing our hedging commitments by year-end will be attained). Actual results and future events could differ materially from those anticipated in such statements and there can be no guarantee that forward-looking statements in this press-release will materialize. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, the risks referred in Cambior's 2001 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
 CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2003-14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: April 8, 2003	By:	/s/ MARC DAGENAIS Marc Dagenais Vice President, Legal Affairs and Corporate Secretary

QuickLinks

  LIST OF DOCUMENTS
PRESS RELEASE—March 3, 2003
PRESS RELEASE—March 6, 2003
TABLE OF RESULTS FROM THE 2003 DRILLING PROGRAM "J" ZONES
PRESS RELEASE—March 10, 2003
JOINT PRESS RELEASE—March 18, 2003
PRESS RELEASE—March 19, 2003
PRESS RELEASE—March 25, 2003
SIGNATURES